June 3, 2025

Earl Armstrong
Chief Financial Officer
HOOKER FURNISHINGS Corp
440 East Commonwealth Boulevard
Martinsville, VA 24112

       Re: HOOKER FURNISHINGS Corp
           Form 10-K for the Fiscal Year Ended February 2, 2025
           Filed April 18, 2025
           File No. 000-25349
Dear Earl Armstrong:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity and Capital Resources
Summary Cash Flow Information - Operating, Investing and Financing Activities, page 28

1. Please provide a more informative discussion and analysis of cash flows from operating activities, including material changes in working capital components (e.g., trade accounts receivable and inventories), for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows, rather than merely describe items identified on the face of the statement of cash flows.
       Please refer to Item 303(a) of Regulation S-K and SEC Release No.
33-8350.
 June 3, 2025
Page 2
Critical Accounting Policies and Estimates
Impairments of Long-Lived Assets
Intangible Assets and Goodwill, page 32

2. We note that none of your reporting units were impaired as of February 2, 2025 based on your annual goodwill impairment test. Please expand your disclosure in future filings to disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the identity of those reporting units and the amount or percentage by which the fair value exceeds their carrying values. Refer to ASC 350-20-50 and
       Item 303(b)(3) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 18 - Segment Information, page F-30

3. Please expand your disclosure in future filings to more fully explain how the CODM uses the reported measure of segment profit or loss, including gross profit and operating income, in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50-29(f). See also ASC
280-10-55-47(bb).

4.     You disclose that each segment   s net sales and gross profit are
regularly reviewed by
       your CODM. Please tell us your consideration of disclosing cost of sales as a significant segment expense for each reportable segment in the table on page F-31. In this regard, tell us how you determined whether cost of sales is significant and is easily computable from information that is regularly provided to the CODM. Refer to
       ASC 280-10-50-26A and 280-10-55-15B.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Hugh West at 202-551-3872 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing